Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2020

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated May 12, 2020, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 12, 2020	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum

Executive Vice President and
Head of Corporate Financial Center

The Hague – May 12, 2020

Aegon provides first quarter 2020 update

Net income of EUR 1,270 million, reflecting fair value gains

●	Underlying earnings before tax were EUR 366 million reflecting adverse mortality and impacts from lower interest rates in the Americas, and limited COVID-19 related non-life claims in the Netherlands
●

Net income of EUR 1,270 million reflects fair value gains of EUR 1,372 million, driven by a reduction in the valuation of the liabilities in the Netherlands, reflecting wider credit spreads. This was partly offset by fair value losses in the US from unhedged risks on variable annuities and underperformance of investments. Hedge programs across the group were highly effective for the targeted risks

●

Other charges of EUR 162 million mainly related to a provision for a class action settlement, restructuring charges, and IFRS 9 / 17 project costs, partly offset by a gain on sale of Aegon’s stake in joint ventures in Japan

●	Return on equity of 7.0% in the first quarter of 2020; very unlikely to reach annual 10% return on equity target, given the extraordinary circumstances due to the COVID-19 pandemic

Gross deposits of EUR 52 billion; net outflows of EUR 1 billion

●	Gross deposits were EUR 52 billion; net outflows of EUR 1 billion caused by Variable Annuities and Mutual Funds in the Americas, partly offset by third-party inflows at Asset Management
●

New life sales were EUR 206 million; sales in the US were under competitive pressure and impacted by the phasing out of certain whole life products, while sales in China benefitted from the e-commerce sales model

●	Accident & health insurance new premium production was EUR 76 million and property & casualty new premium production was EUR 36 million

Solid capital and Holding excess cash position

●

Solvency II ratio increased to 208%, as the negative impact of market movements in the US was more than offset by normalized capital generation and the benefit of a higher EIOPA volatility adjustment in the Netherlands

●	The capital positions in each of Aegon’s three main units remained above the bottom end of their respective target ranges
●	Normalized capital generation after holding expenses was EUR 311 million
●	Holding excess cash increased to EUR 1.4 billion, driven by a EUR 100 million remittance from the Netherlands and EUR 153 million proceeds from the sale of Aegon’s stake in joint ventures in Japan

Statement of Matt Rider, CFO

“Given the extraordinary circumstances due to the COVID-19 pandemic, we provide a condensed update of our results today. In the first quarter of 2020, underlying earnings in Europe, Asia and Asset Management held up well. However, earnings in the United States were negatively affected by the drop in interest rates as a result of the COVID-19 crisis, and unfavorable mortality experience, which was largely unrelated to COVID-19. This resulted in underlying earnings before tax of 366 million euros for the Group. Net income of 1.3 billion euros benefited from effective hedge programs and the favorable impact of credit spread movements on the valuation of our liabilities.

We are acutely aware of the disruption that the COVID-19 pandemic has caused for our customers, employees and the communities in which we operate. Our priority is to protect the health, safety and security of our employees, and fulfill our responsibilities towards all our stakeholders. I am pleased to say that our resilience, experience and business continuity plans have enabled us to serve our customers at a high level. Our purpose, to help them achieve a lifetime of financial security, remains the same.

The uncertainty around how the pandemic will play out and the continued economic impact it will have, make it difficult to provide a full assessment of COVID-19 related impacts on our medium-term targets, while it is very unlikely that we will reach our annual 10% return on equity target in 2020.

I am pleased that we have maintained a strong balance sheet and liquidity position at the Group and in our main units in these extraordinary times. We are taking management actions to protect the economic value of the balance sheet and our capital position, and are looking at opportunities to increase our cost efficiency. Our aim is to position the company well as we emerge from the COVID-19 crisis to ensure the best possible outcome for all our stakeholders.”

Media relations	Investor relations	Conference call including Q&A (9:00 a.m. CET)
Dick Schiethart	Jan Willem Weidema	Audio webcast on aegon.com
+31 (0) 70 344 8821	+31 (0) 70 344 8028	United States: +1 720 543 0206
gcc@aegon.com	ir@aegon.com	United Kingdom: +44 (0)330 336 9125
The Netherlands: +31 (0)20 703 8211
Passcode: 7690604

The Hague – May 12, 2020

Financial overview
EUR millions [9]	Notes	1Q 2020

Underlying earnings before tax	1
Americas		142
The Netherlands		154
United Kingdom		44
International		44
Asset Management		38
Holding and other		(56)
Underlying earnings before tax		366

Fair value items		1,372
Realized gains / (losses) on investments		14
Net impairments		(59)
Other income / (charges)		(162)
Run-off businesses		(3)
Income before tax		1,529
Income tax		(258)
Net income / (loss)		1,270

Net income / (loss) attributable to:
Owners of Aegon N.V.		1,270
Non-controlling interests		-

Net underlying earnings		316

Shareholders’ equity		23,767
Shareholders’ equity excluding revaluation reserves		18,525
Gross Financial Leverage ratio		26.6%
Return on equity	4	7.0%

Commissions and expenses		1,749
of which operating expenses	5	991

Gross deposits (on and off balance)	6
Americas		12,402
The Netherlands		3,728
United Kingdom		2,994
International		87
Asset Management		32,706
Total gross deposits		51,917

Net deposits (on and off balance)	6
Americas		(1,555)
The Netherlands		119
United Kingdom		(217)
International		38
Asset Management		613
Total net deposits excluding run-off businesses		(1,001)
Run-off businesses		41
Total net deposits / (outflows)		(960)

New life sales	2, 6
Life single premiums		350
Life recurring premiums annualized		171
Total recurring plus 1/10 single		206

New life sales	2,6
Americas		88
The Netherlands		26
United Kingdom		12
International		79
Total recurring plus 1/10 single		206

New premium production accident and health insurance		76
New premium production property & casualty insurance		36

Market consistent value of new business	3
Americas		35
The Netherlands		(1)
United Kingdom		42
International		24
Total market consistent value of new business		100

1Q 2020 Update – 2

The Hague – May 12, 2020

Financial highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax were EUR 366 million in the first quarter of 2020. This reflects adverse mortality experience and impacts from lower interest rates in the Americas. Underlying earnings in the Netherlands, United Kingdom, International and Asset Management included limited unfavorable impacts from the COVID-19 pandemic in the first quarter of this year.

Underlying earnings from the Americas were EUR 142 million. Earnings were impacted by EUR 62 million adverse mortality experience and EUR 37 million unfavorable intangible adjustments as a consequence of lower interest rates. Adverse mortality resulted from an increase in large claims at older ages in universal life and traditional life concentrated in March, with only a small portion driven by COVID-19 related claims. Long-Term Care benefitted from increased claims terminations due to higher mortality. This was partly offset by adverse claims experience in Medicare supplement insurance, which is partly seasonal. Earnings from Retirement Plans were under pressure from lower fees caused by lower average asset balances, and adverse impact from market volatility. Earnings from variable annuities were impacted by higher benefit reserves, as account values became less than guaranteed values on part of the portfolio due to adverse market conditions in March, while net fee income held up well as a result of higher average asset balances. Furthermore, expenses in the US were elevated due to EUR 14 million one-off expenses, contractor related expenses, and technology spend to support strategic initiatives.

Underlying earnings before tax from Aegon’s operations in the Netherlands were EUR 154 million. Life earnings were negatively impacted by a change in the treatment of longevity and mortality results in underlying results, as well as higher reinsurance costs following the longevity reinsurance transaction in December 2019. Furthermore, there were EUR 9 million non-life claims from travel insurance and disability insurance due to the COVID-19 crisis. Banking earnings were supported by growing interest income, reflecting balance sheet growth. Earnings benefitted from lower pension costs as employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan.

In the United Kingdom, underlying earnings before tax were EUR 44 million. Fee income was strong in the first two months of the quarter and also benefitted from the hedge program to partially protect fee income against declining equity markets. Furthermore, expenses reflect the benefit from cost synergies from the Cofunds integration.

Underlying earnings before tax at International were EUR 44 million and benefitted from portfolio growth in several countries and a favorable claims ratio in Spain. These were largely offset by unfavorable intangible adjustments in the High Net Worth businesses due to lower interest rates.

Underlying earnings before tax from Aegon Asset Management were EUR 38 million, reflecting performance fees in Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC), driven by strong performance of the New Horizons multi-asset fund in the beginning of the quarter.

The earnings from the Holding were a loss of EUR 56 million.

Net income

Net income was EUR 1,270 million and, next to underlying results before tax, reflects fair value gains of EUR 1,372 million, which were only partly offset by Other charges of EUR 162 million and net impairments of EUR 59 million.

Fair value items

The gain from fair value items amounted to EUR 1,372 million for first quarter of 2020 as fair value losses in the Americas were more than offset by fair value gains in the Netherlands and the United Kingdom.

1Q 2020 Update – 3

The Hague – May 12, 2020

Fair value gains in the Netherlands were EUR 1,931 million as the Liability Adequacy Test (LAT) deficit reduced significantly in the first quarter of 2020. This was driven by an increase in the illiquidity premium, which decreased the fair value of IFRS insurance liabilities. The increase in the illiquidity premium reflects widening credit spreads as a consequence of the COVID-19 pandemic. The negative impact of lower risk-free interest rates on the LAT was more than offset by fair value gains on hedges and the guarantee provision.

In the United Kingdom, fair value gains of EUR 145 million were driven by gains on hedges to protect both the solvency position and fee income.

Fair value gains in the Netherlands and United Kingdom were partly offset by fair value losses of EUR 660 million in the Americas. This amount reflects losses on unhedged risks, impacting fair value items with an accounting match related to variable annuities and fair value items without an accounting match related to indexed universal life products. The hedge programs were highly effective for the targeted risks. Fair value losses also included the underperformance of alternative assets, and negative fair value changes on credit derivatives written on corporate and sovereign bonds, caused by spread widening.

Realized gains on investments

Realized gains on investments amounted to EUR 14 million, reflecting realized gains in the Americas from normal trading activity.

Net impairments

Net impairments amounted to a loss of EUR 59 million. This was primarily caused by EUR 32 million net impairments in the US related to bankruptcies in the energy sector, and EUR 20 million impairments in the Netherlands related to an associate company of Aegon.

Other charges

Other charges of EUR 162 million were caused by a EUR 52 million provision for a settlement of class action litigation related to monthly deduction rate adjustments on certain universal life policies in the US; EUR 49 million restructuring expenses, mainly in the US and the UK; EUR 39 million model conversion charges and an interest rate related adjustment in the US; EUR 31 million IFRS 9 / 17 project costs; EUR 27 million policyholder taxes in the UK, which are fully offset in the Income tax line; and a EUR 14 million impairment of intangibles in the UK related to the Cofunds acquisition in 2016 due to expected lower future cash flows reflecting the current market circumstances. This was partly offset by a EUR 53 million gain on the sale of Aegon’s stake in joint ventures in Japan.

Run-off businesses

The result from run-off businesses was a loss of EUR 3 million.

Income tax

Income tax amounted to a charge of EUR 258 million, while income before tax was EUR 1,529 million, resulting in an effective tax rate on income before tax of 16.9% in the first quarter of 2020. The effective tax rate reflects a beneficial tax rate impact following a substantial change in the deferred tax position in the Netherlands.

Return on equity

Return on equity was 7.0% in the first quarter of 2020.

Operating expenses

Operating expenses were EUR 991 million and included EUR 49 million restructuring expenses and EUR 30 million IFRS 9 / 17 project costs. Elevated expenses in the US included EUR 14 million one-off expenses, increased contractor related expenses and technology spend to support strategic initiatives. These were partly offset by cost synergies in the United Kingdom and the benefit from lower pension costs in the Netherlands, as employees began accruing pension benefits in a defined contribution plan instead of the now closed defined benefit plan.

1Q 2020 Update – 4

The Hague – May 12, 2020

Sales

Gross deposits were EUR 52 billion in the first quarter of 2020, mainly from Asset Management and the Americas. The EUR 32.7 billion gross deposits at Asset Management were driven by AIFMC, which recorded significant inflows in both new and existing funds. Gross deposits in the Americas were EUR 12.4 billion, mainly from Retirement Plans, Mutual Funds and Variable Annuities. In the Netherlands, gross deposits were EUR 3.7 billion, reflecting bank deposits at Knab and pension deposits at Aegon Cappital. Gross deposits of EUR 3.0 billion in the United Kingdom were driven by retail and workplace inflows on the platform.

Residential mortgage sales in the Netherlands were strong at EUR 2.5 billion.

Net outflows amounted to EUR 1.0 billion for the first quarter of 2020, caused by the Americas and the United Kingdom. The net outflows of EUR 1.6 billion in the Americas were caused by outflows in Variable Annuities, reflecting the maturity of the block, and Mutual Funds, due to higher market volatility. The United Kingdom saw limited outflows of EUR 0.2 billion, caused by the Existing Business. Asset Management recorded net third-party inflows of EUR 0.6 billion, driven by AIFMC, following successful new fund launches and inflows in equity products. There were net inflows of EUR 0.1 billion in the Netherlands, reflecting net inflows at Aegon Cappital.

New life sales were EUR 206 million in the first quarter of 2020. In the Americas, sales were EUR 88 million, mainly from indexed universal life (IUL) and traditional life sales. In traditional life sales, term pricing actions late in 2019 have been well received, while sales were negatively impacted by the phasing out of certain whole life products. IUL sales have held up well despite challenging market conditions and increased competition. Sales at International were EUR 79 million, reflecting continued strong sales by Aegon’s insurance joint venture in China as a result of strong sales through the platform of a large e-commerce partner and strong performance from the agency channel with a new whole life product. Sales at the High Net Worth business were under pressure due to the COVID-19 crisis. In the Netherlands, sales were EUR 26 million and reflect strong single premium pension production, partly offset by individual life single premium production as Aegon exited that market in March. Protection products in the United Kingdom continued to perform well with EUR 12 million new sales.

New accident & health premium production was EUR 76 million, reflecting favorable voluntary benefit and long-term care sales in the US, as well as strong disability sales in the Netherlands. New property & casualty production was EUR 36 million, reflecting good sales performance in Spain and Hungary.

Market consistent value of new business

Market consistent value of new business (MCVNB) was EUR 100 million. In the Americas, MCVNB amounted to EUR 35 million, driven by Life Insurance, Accident & Health insurance and Retirement Plans, which was largely offset by negative margins on Variable Annuities, reflecting the significant decline in interest rates. MCVNB in the United Kingdom was EUR 42 million, driven by increased volumes of high margin workplace and group pension products. International recorded MCVNB of EUR 24 million, reflecting lower interest rates, partly compensated by strong sales volumes in China. In the Netherlands, MCVNB was EUR (1) million due to negative margins in disability insurance.

Shareholders’ equity

Shareholders’ equity increased by EUR 1.3 billion in the first quarter of 2020 to EUR 23.8 billion on March 31, 2020, driven by EUR 1.3 billion net income, a EUR 0.5 billion gain from the remeasurements of defined benefits plans as a result of credit spread widening, and a EUR 0.1 billion increase in the foreign currency translation reserve. This was partly offset by a EUR 0.6 billion decrease in revaluation reserves due to credit spread widening. Shareholders’ equity excluding revaluation reserves increased by EUR 1.8 billion to EUR 18.5 billion at the end of the first quarter of 2020 or EUR 8.99 per share.

1Q 2020 Update – 5

The Hague – May 12, 2020

Gross financial leverage ratio

The gross financial leverage ratio improved by 200 basis points to 26.6% in the first quarter of 2020, which is at the lower end of Aegon’s 26% – 30% target range. The improvement was the result of the increase of shareholders’ equity excluding revaluation reserves.

Holding excess cash

Aegon’s holding excess cash position increased from EUR 1,192 million to EUR 1,379 million during the first quarter of this year, which is well within the target range of EUR 1.0 billion to EUR 1.5 billion. The increase was driven by EUR 116 million remittances from subsidiaries, of which EUR 100 million from the Netherlands, and EUR 153 million proceeds from the sale of Aegon’s stake in joint ventures in Japan. This was partly offset by EUR 21 million capital injections in subsidiaries to support the execution of business plans and EUR 63 million holding funding and operating expenses.

Capital generation

Capital generation after holding expenses amounted to EUR 845 million in the first quarter of 2020 This included a positive impact from market movements of EUR 343 million and favorable one-time items of EUR 192 million. As a consequence, normalized capital generation amounted to EUR 311 million. Normalized capital generation in the United States was under pressure from unfavorable mortality experience, while the Netherlands benefitted from high capital generation in the Service Business related to mortgage transactions.

Solvency II ratio

Aegon’s Group Solvency II ratio increased from 201% to 208% during the first quarter of 2020, and remained above the target zone of 150% – 200%. The ratio increased primarily due to normalized capital generation and, on balance, the positive impact from market movements. The significant negative overall impacts from lower equity markets and lower interest rates, primarily in the US, were more than offset by the significant positive impact of the increased EIOPA volatility adjustment on the Solvency II ratio of the Netherlands.

The estimated RBC ratio in the United States decreased to 376% on March 31, 2020, compared with 470% on December 31, 2019, and remained above the bottom-end of the target range of 350%. The severe disruption experienced in the first quarter of 2020, as a result of the COVID-19 pandemic, led to significant negative market impacts. Falling interest rates and equity markets were the primary drivers. Furthermore, widening credit spreads had a negative impact on unhedged credit risk, and there were limited adverse impacts from defaults and rating migration. The impact of these adverse market movements was amplified by the partial lack of a tax offset as their severity led to inadmissibility of certain deferred tax assets. There was also an adverse impact from the announced settlement in the litigation case on monthly deduction rate adjustments on certain universal life insurance policies. These negative impacts more than offset the positive impact from normalized capital generation.

The estimated Solvency II ratio in the Netherlands increased to 249% on March 31, 2020, from 171% on December 31, 2019. This was mainly driven by the significant increase of the EIOPA volatility adjustment during the quarter. Other positive impacts from markets included the effect of lower interest rates due to an overhedged position on a Solvency II basis, and widening of credit spreads on the own employee pension scheme. Furthermore, equity markets had, on balance, a positive impact as the adverse effect of lower equities on own funds was more than offset by the symmetric adjustment in the Solvency II framework, lowering the required capital under the Standard Formula for illiquid investments due to declining markets. The main negative market impacts were from widening mortgage, corporate, and sovereign credit spreads, which lowered asset values. The negative impact of lowering the ultimate forward rate by 15 basis points was offset by the positive impact from a one-time tax item. Normalized capital generation had a positive impact and largely offset the EUR 100 million remittance to the Group in the first quarter.

1Q 2020 Update – 6

The Hague – May 12, 2020

The estimated Solvency II ratio in the United Kingdom increased to 160% on March 31, 2020, from 157% on December 31, 2019, and remained above the bottom-end of the target range of 145%. The increase was driven by normalized capital generation. Hedge programs to protect the Solvency II ratio against adverse market movements were effective. Market variance was a small positive overall on the Solvency II ratio as the negative impacts from lower interest rates and equity markets were more than offset by the positive impact of widening credit spreads on the own employee pension scheme.

The Core Tier-1 ratio of Aegon Bank declined slightly over the quarter to 19.7%. The negative impact from spread widening on the debt security portfolio and increases in expected credit loss on unsecured loans to consumers and small businesses was largely offset by aligning the risk-weighting of the basis adjustment to the overall mortgage portfolio. For more details on the capital position of Aegon Bank, we refer to Aegon Bank’s 2019 annual report.

1Q 2020 Update – 7

The Hague – May 12, 2020

Aegon N.V.
Holding excess cash

EUR millions	1Q 2020
Beginning of period	1,192

Remittances	116
Divestments	153
Gross remittances	270

Capital injections / Acqusitions	(21)

Holding expenses and capital return	(63)

End of period	1,379

Aegon N.V.
Capital ratios
		Mar. 31,	Dec. 31,
	Notes	2020	2019

Aegon Group (EUR)
Eligible Own Funds		18,414	18,470
Consolidated Group SCR		8,858	9,173
Solvency II ratio [1]	7, 8	208%	201%

United States (USD)
Available capital		8,285	10,422
Required capital		2,203	2,215
RBC ratio		376%	470%

The Netherlands (EUR)
Own funds		8,461	5,962
SCR		3,397	3,486
Solvency II ratio		249%	171%

United Kingdom (GBP)
Own funds		2,365	2,442
SCR		1,481	1,558
Solvency II ratio		160%	157%

Core Tier-1 ratio Aegon Bank		19.7%	19.8%

1 Please note that Aegon Bank is excluded from the Solvency II ratio of Aegon NL.

Currencies

1Q 2020 income statement items: average rate 1 EUR = USD 1.1026 (4Q 2019: USD 1.1072).

1Q 2020 income statement items: average rate 1 EUR = GPB 0.8612 (4Q 2019: GBP 0.8599).

Balance sheet items: closing rate 1Q - 1 EUR = USD 1.0973 (USD 1.1225).

Balance sheet items: closing rate 1Q - 1 EUR = GBP 0.8849 (GBP 0.8473).

1Q 2020 Update – 8

The Hague – May 12, 2020

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

NL :                +31 (0)20 703 8211

UK :                +44 (0)330 336 9125

US :                +1 720 543 0206

Passcode:    7690604

Two hours after the conference call, a replay will be available on aegon.com.

Publication dates 2020 results

First half year 2020 – August 13, 2020

Second half year 2020 – February 11, 2021

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com/about.

1Q 2020 Update – 9

The Hague – May 12, 2020

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker.

The following table provides the reconciliation from the non-IFRS-EU measures underlying earnings before tax, income tax and income before tax to the most comparable IFRS-EU measure.

Segment information
		1Q 2020
		Joint ventures
		and
EUR millions	Segment total	associates	Consolidated

Net Underlying earnings	316	22	338
Tax on underlying earnings	(50)	15	(36)
Underlying earnings before tax	366	8	374
Fair value items	1,372	(20)	1,352
Realized gains / (losses) on investments	14	(4)	10
Impairment charges	(66)	-	(66)
Impairment reversals	7	-	7
Other income / (charges)	(162)	1	(161)
Run-off businesses	(3)	-	(3)
Income / (loss) before tax	1,529	(15)	1,514

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax
	15	(15)	-
Income tax (expense) / benefit	(258)	15	(243)
Of which income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(15)	15	-
Net income / (loss)	1,270	-	1,270

2)	New life sales is defined as new recurring premiums plus 1/10 of single premiums.
3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarantees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve.
5)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

First
quarter
2020
Employee expenses	521
Administrative expenses	404
Operating expenses for IFRS reporting	925
Operating expenses related to jv’s and associates	66

Operating expenses in earnings release	991

6)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
7)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the regulated entities in the US is calculated as one and a half times (150%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US, while the own funds is calculated by applying a haircut to available capital under the local regulatory solvency measurement of one time (100%) the upper end of the Company Action Level range. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

8)

The solvency II capital ratio reflects Aegon’s interpretation of Solvency II requirements and are not final until filed with the regulators. The solvency II capital calculation is subject to supervisory review on an ongoing basis.

9)	The results in this release are unaudited.

1Q 2020 Update – 10

The Hague – May 12, 2020

1Q 2020 Update – 11

The Hague – May 12, 2020

Aegon N.V.
Fair value items geographically
EUR millions	1Q 2020

Fair value items

Guarantees (net of hedges)	(350)
Hedges	(1)
Alternative investments	(89)
Credit derivatives	(100)
Real estate	4
Other fair value items	(125)
Americas	(660)

Guarantees (net of hedges)	78
Alternative investments	(91)
Real estate	55
Other fair value items	1,890
The Netherlands	1,931

United Kingdom	145

International	(1)

Asset Management	(15)

Holdings	(28)

Total fair value items	1,372

1Q 2020 Update – 12

The Hague – May 12, 2020

Aegon N.V.
Investments general account
EUR millions	March 31, 2020								Dec. 31, 2019
						Asset	Holdings
	Americas	Americas	The Netherlands	United Kingdom	International	Management	and other	Total	Total
	USD
Cash / Treasuries / Agencies	20,793	18,949	16,585	504	817	72	19	36,947	31,066
Investment grade corporates	37,208	33,909	7,293	354	4,781	3	-	46,340	45,390
High yield (and other) corporates	2,164	1,972	331	-	173	41	-	2,517	2,301
Emerging markets debt	1,403	1,279	270	14	990	34	-	2,587	2,592
Commercial MBS	3,662	3,337	12	123	573	1	-	4,047	4,154
Residential MBS	2,925	2,666	291	-	150	-	-	3,107	2,729
Non-housing related ABS	2,338	2,130	1,052	47	435	-	-	3,664	3,878
Housing related ABS	-	-	-	21	-	-	-	21	22
Subtotal	70,494	64,243	25,834	1,064	7,919	151	20	99,231	92,133

Residential mortgage loans	10	9	29,997	-	1	-	-	30,007	29,542
Commercial mortgage loans	10,179	9,276	36	-	-	-	-	9,312	8,982
Total mortgages	10,188	9,285	30,033	-	1	-	-	39,319	38,524

Convertibles & preferred stock	251	229	-	-	-	-	72	301	325
Common equity & bond funds	279	255	56	11	64	2	100	489	591
Private equity & hedge funds	1,696	1,545	1,351	-	-	2	8	2,907	2,995
Total equity like	2,226	2,029	1,407	11	65	4	180	3,696	3,911
Real estate	1,926	1,756	2,334	-	18	-	-	4,108	3,922
Other	588	536	4,548	884	116	1	40	6,125	6,236
Investments general account (excluding policy loan	85,423	77,848	64,156	1,960	8,119	156	240	152,479	144,726

Policyholder loans	2,197	2,003	1	-	34	-	-	2,037	2,024
Investments general account	87,620	79,851	64,157	1,960	8,152	156	240	154,517	146,750

Impairments as bps (year to date)	5	5	4	-	2	-	-	4	4

Aegon N.V.
Structured assets and corporate bonds
EUR millions	March 31, 2020							Dec. 31, 2019

	AAA	AA	A	BBB	<BBB	NR	Total	Total
Structured assets by rating
Commercial MBS	2,977	810	176	54	31	-	4,047	4,154
Residential MBS	1,730	274	29	25	1,049	-	3,107	2,729
Non-housing related ABS	2,054	332	1,036	176	66	-	3,664	3,878
Housing related ABS	-	-	21	-	-	-	21	22
Total	6,760	1,416	1,263	254	1,146	-	10,840	10,783

Credits by rating
IG Corporates	754	3,864	21,076	20,646	-	-	46,340	45,390
High yield corporate	-	-	-	2	2,515	-	2,517	2,301
Emerging Markets debt	-	223	558	1,223	581	2	2,587	2,592
Total	754	4,087	21,635	21,871	3,096	2	51,445	50,283

Cash / Treasuries / Agencies							36,947	31,066
Total	7,514	5,503	22,897	22,126	4,242	2	99,231	92,133

1Q 2020 Update – 13

The Hague – May 12, 2020

Aegon Americas Investments general account
USD millions	Mar. 31, 2020	Dec. 31, 2019

Available-for-sale
Bonds
AAA	15,626	13,948
AA	3,825	4,089
A	17,543	17,853
BBB	19,456	20,962
BB	1,460	1,438
B	825	1,048
CCC or lower	1,406	1,676
Shares	301	325
Money market investments	9,574	5,365
Other	596	533
Total available-for-sale (at fair value)	70,612	67,237

Loans
Policy loans	2,197	2,207
Mortgage loans	10,188	10,053
Total loans (at amortized cost)	12,386	12,260

Real estate (at fair value) [2]	738	733

Financial assets at fair value through profit or loss
Assets backing liabilities at fair value [3]	977	1,038

Assets not backing liabilities at fair value:
Common stock [3]	-	-
Limited partnerships	2,876	2,969
Real estate	1,188	1,146
Hedge funds	615	785
Other	1,073	1,039
Other [3]	30	35
Total financial assets at fair value through profit or loss	3,884	4,042

Investments general account	87,620	84,272

2 On February 3, 2020, Aegon’s subsidiary in the Americas, Transamerica accepted an offer to sell the Transamerica Pyramid property in San Francisco. The sale is expected to close in the second quarter of 2020. Due to the deal, the value as per December 31, 2019 has increased by USD 61 million.

3 The value as per December 31, 2019 of ‘Assets not backing liabilities’ had a misclassification that has been corrected retroactively. The assets ‘Common stock’ has decreased by USD 178 million and ‘Other’ has decreased by USD 481 million. The ‘Assets backing liabilities’ has increased with those amounts.

1Q 2020 Update – 14

The Hague – May 12, 2020

Aegon Americas Investments portfolio - Aegon US
USD millions	March 31, 2020

Corporate bonds [4]			Gross	Gross	Net	% Fair
	Fair	Amortized	unrealized	unrealized	unrealized	value to
	value	cost	gain	(loss)	gain/(loss)	amortized cost

Financial
Banking	5,924	5,635	375	(86)	289	105.1%
Brokerage	201	188	14	(1)	13	106.9%
Insurance	3,204	2,853	402	(51)	351	112.3%
Other finance	188	214	2	(28)	(26)	87.8%
REIT’s	1,967	2,006	37	(76)	(39)	98.0%
Total financial	11,483	10,895	830	(242)	588	105.4%

Industrial
Basic industry	1,386	1,312	113	(39)	75	105.7%
Capital goods	2,290	2,146	187	(44)	144	106.7%
Communications	2,917	2,554	389	(26)	363	114.2%
Consumer cyclical	3,046	2,900	283	(138)	145	105.0%
Consumer non-cyclical	6,266	5,520	794	(48)	746	113.5%
Energy	3,083	3,554	107	(578)	(471)	86.7%
Other industry	106	104	4	(2)	2	101.5%
Technology	2,435	2,164	283	(12)	271	112.5%
Transportation	2,122	2,108	114	(100)	14	100.7%
Total industrial	23,650	22,362	2,275	(987)	1,288	105.8%

Utility
Electric	3,673	3,350	371	(48)	323	109.7%
Natural gas	262	262	15	(14)	1	100.2%
Other utility	303	272	35	(4)	32	111.7%
Total utility	4,239	3,883	421	(65)	356	109.2%

Total	39,373	37,141	3,526	(1,294)	2,232	106.0%

IFRS Basis - Includes Available for Sale and Fair Value Through Profit/Loss assets.

4 Corporate bonds, excluding Emerging Market Debt and Convertible Bonds.

Aegon Americas Investments portfolio - Aegon US
USD millions	March 31, 2020

Structured assets			Gross	Gross	Net	% Fair
	Fair	Amortized	unrealized	unrealized	unrealized	value to
	value	cost	gain	(loss)	gain/(loss)	amortized cost
Commercial MBS	3,662	3,656	86	(81)	5	100.2%
Residential MBS	2,925	2,784	223	(81)	142	105.1%
Non-housing related ABS	1,825	1,942	19	(135)	(117)	94.0%
CDOs	513	564	4	(55)	(51)	90.9%
Total	8,925	8,946	331	(352)	(21)	106.0%

1Q 2020 Update – 15

The Hague – May 12, 2020

Aegon Americas
Structured assets and corporate bonds
USD millions	March 31, 2020
	AAA	AA	A	BBB	<BBB	NR	Total

Structured assets by rating
Commercial MBS	2,765	732	122	11	32	-	3,662
Residential MBS	1,539	193	24	28	1,141	-	2,925
Non-housing related ABS	1,080	232	850	117	59	-	2,338
Total	5,384	1,157	996	156	1,232	-	8,925

Credits by rating
IG Corporates	526	1,894	16,083	18,705	-	-	37,208
High yield corporate	-	-	-	-	2,164	-	2,164
Emerging Markets debt	-	159	345	593	306	-	1,403
Total	526	2,053	16,428	19,298	2,471	-	40,776

Cash / Treasuries / Agencies							20,793
Total	5,910	3,210	17,424	19,454	3,702	-	70,494

Aegon the Netherlands
Structured assets and corporate bonds
EUR millions	March 31, 2020
	AAA	AA	A	BBB	<BBB	NR	Total

Structured assets by rating
Commercial MBS	12	-	-	-	-	-	12
Residential MBS	214	71	7	-	-	-	291
Non-housing related ABS	889	93	33	26	11	-	1,052
Total	1,115	164	39	26	11	-	1,355

Credits by rating
IG Corporates	196	1,720	4,175	1,203	-	-	7,293
High yield corporate	-	-	-	-	331	-	331
Emerging Markets debt	-	37	76	157	-	-	270
Total	196	1,757	4,250	1,360	331	-	7,894

Cash / Treasuries / Agencies							16,585
Total	1,311	1,921	4,289	1,386	342	-	25,834

1Q 2020 Update – 16

The Hague – May 12, 2020

Aegon TLB
Structured assets and corporate bonds
USD millions	March 31, 2020
	AAA	AA	A	BBB	<BBB	NR	Total

Structured assets by rating
Commercial MBS	448	157	24	-	-	-	629
Residential MBS	122	29	-	-	10	-	162
Non-housing related ABS	198	30	214	26	2	-	471
Total	769	217	238	26	12	-	1,262

Credits by rating
IG Corporates	54	239	2,104	2,430	-	-	4,828
High yield corporate	-	-	-	-	183	-	183
Emerging Markets debt	-	31	43	109	78	-	260
Total	54	270	2,147	2,540	261	-	5,271

Cash / Treasuries / Agencies							557
Total	823	487	2,384	2,566	273	-	7,090

1Q 2020 Update – 17

The Hague – May 12, 2020

Capital sensitivities
		March 31, 2020
In percentage points	Scenario	Group		NL		UK		US		US RBC
Equity	-25%	(9%	)	(4%	)	(4%	)	(22%	)	(19%	)
Equity	25%	6%		(3%	)	(2%	)	21%		21%
Interest Rates	-50bps	(6%	)	3%		(1%	)	(14%	)	(18%	)
Interest Rates	+50bps	4%		(4%	)	(1%	)	14%		20%
Govt spreads - excl VA	-50bps	11%		26%		4%		0%		0%
Govt spreads - excl VA	+50bps	(11%	)	(25%	)	(5%	)	0%		0%
Non-govt credit spreads - excl VA	-50bps	4%		11%		(9%	)	1%		6%
Non-govt credit spreads - excl VA	+50bps	(5%	)	(12%	)	4%		(0%	)	(7%	)
US credit defaults [5]	~+200bps	(23%	)	n.a.		n.a.		(40%	)	(68%	)
UFR	-15bps	(2%	)	(6%	)	n.a.		n.a.		n.a.
Longevity [6]	+5%	(5%	)	(8%	)	(3%	)	(4%	)	(6%	)
Mortgage spread	-50bps	6%		15%		n.a.		n.a.		n.a.
Mortgage spread	+50bps	(6%	)	(15%	)	n.a.		n.a.		n.a.
EIOPA VA	-5bps	(4%	)	(9%	)	n.a.		n.a.		n.a.
EIOPA VA	+5bps	3%		8%		n.a.		n.a.		n.a.

5 US credit additional defaults for 1 year including rating migration for structured assets.

6 Reduction of annual mortality rates by 5%.

1Q 2020 Update – 18

The Hague – May 12, 2020

IFRS sensitivities
EUR millions	March 31, 2020
	Group

		Estimated
	Estimated	approximately
	approximate	effects on
	effects on net	shareholders’
	income	equity

Sensitivity analysis of net income and shareholders’ equity to markets
Immediate change of
Equity increase 10%	72	343
Equity decrease 10%	(47)	(48)
Equity increase 25%	148	623
Equity decrease 25%	(135)	(341)

Parallel movements of yield curve
Immediate movements of yield curve, but not permanently
Shift up 100 basis points	(713)	(3,241)
Shift down 100 basis points	(285)	3,424

Bond Credit Spreads
Immediate shock
Shift up 50 basis points	(295)	(2,720)
Shift down 50 basis points	319	2,749

Illiquidity premium
Shift up 5 basis points	143	143
Shift down 5 basis points	(144)	(144)

1Q 2020 Update – 19

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business and return on equity, to the most comparable IFRS-EU measure is provided in the notes to this press release. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity adjusted for the revaluation reserve. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and TLB, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

o

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
o

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

o	Customer responsiveness to both new products and distribution channels;
o

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

o

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

o	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess cash and leverage ratio management initiatives;
o	Changes in the policies of central banks and/or governments;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

o

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
o

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

o

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

1Q 2020 Update – 20